FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2006

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F    X                  Form 40-F
                         -----------                       -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                 Yes                             No         X
                     -----------                       -----------


         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC




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This Form 6-K consists of:

The announcement of unaudited revenue and certain selected operational data for the first quarter of 2006 of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on April 20, 2006.







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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                              ----------------

                          By  /s/ Mok Kam Wan
                              ----------------






                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    April 24, 2006




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                              [CNC GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                              [CNC GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                                  Announcement

--------------------------------------------------------------------------------
In order to enable shareholders, investors and the general public to better appraise the operational performance of China Netcom Group Corporation (Hong
Kong) Limited (the "Company"), the Board of the Company announces its unaudited revenue and certain selected operational data for the first quarter of 2006.
--------------------------------------------------------------------------------

For the first quarter of 2006, the Company recorded revenues of RMB21,691 million, including upfront connection fees of RMB697 million. Excluding upfront connection fees, the Company recorded revenues of RMB20,994 million in the first quarter of 2006, representing an increase of 4.7% over the same period in 2005.

Selected Unaudited Operational Data

--------------------------------------------------------------------------------
                                                 As at               As at
                                             31 March 2006/    31 December 2005/
                                               For the              For the
                                              period from           period from
                                           1 January 2006 to   1 January 2005 to
                                             31 March 2006      31 December 2005
-------------------------------------------------------------------------------
Fixed-line Subscribers ('000)                     118,039            115,328
-------------------------------------------------------------------------------
including:  Residential                            71,251             70,388
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            Business                               11,066             10,985
-------------------------------------------------------------------------------
            Public Telephone                        6,812              6,618
-------------------------------------------------------------------------------
            PHS                                    28,910             27,337
-------------------------------------------------------------------------------
Net Increase of Fixed-line Subscribers('000)        2,711
-------------------------------------------------------------------------------
Local Voice Usage (including Internet dial-up
  usage) (pulses in millions)                      55,246            228,436
-------------------------------------------------------------------------------
Local Voice Usage (excluding Internet dial-up
  usage) (pulses in millions)                      53,662            219,884
-------------------------------------------------------------------------------
Broadband Subscribers ('000)                       12,563             11,475
-------------------------------------------------------------------------------
Net Increase of Broadband Subscribers ('000)        1,088
-------------------------------------------------------------------------------
Domestic Long Distance Calls (minutes in millions)  7,738             30,975
-------------------------------------------------------------------------------
International Long Distance Calls* (minutes in
  millions)                                           125                591
-------------------------------------------------------------------------------
"Personalised Ring" Service Subscribers ('000)      8,562              6,814
-------------------------------------------------------------------------------
Volume of PHS Short Messages (in millions)          1,972              6,777
-------------------------------------------------------------------------------

* Including calls to Hong Kong, Macau and Taiwan

In the first quarter of 2006, the Company's high growth businesses which, among others, include broadband services and value-added services, sustained a rapid growth momentum. The number of broadband subscribers increased by 9.5% from the end of 2005 to 12.56 million in the first quarter of 2006, representing a net increase of 1.088 million. The ARPU of broadband services remained stable with a slight upward trend. The number of "Personalised Ring" service subscribers grew by 25.7% from the end of 2005 to 8.562 million, representing a net increase of
1.748 million. The volume of PHS short messages reached 1,972 million.

In the first quarter of 2006, the Company's efforts to maintain its leading position in the traditional fixed-line services market were rewarded as the number of fixed-line telephone subscribers continued to grow and reached 118 million, representing a net increase of 2.711 million from the end of 2005.

In line with its business strategies for 2006, the Company will continue to invest heavily in high growth businesses, maintain the rapid growth momentum in its broadband services subscriber base, and achieve a breakthrough development in value-added services over fixed-line telephones, further increasing the contribution of these businesses to total revenue. To ensure the stable development of its traditional fixed-line services, the Company will accelerate the intelligence upgrade of its local access networks in order to provide multi-service bundling across its market, aiming to improve customers' loyalty and increase average voice usage. The Company will also actively prepare for its entry into the mobile telecommunications sector, building a mobile business talent pool with the support of extensive training programs. As a result of all these measures, the Company will continue to progress towards its goal of becoming a "Broadband Communications and Multi-media Services Provider".

The Board wishes to remind investors that the above financial and operational data for the first quarter in 2006 are unaudited. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.


                              By order of the Board
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                 Zhang Chunjiang
                                    Chairman

Hong Kong, 20 April 2006

As at the date of this announcement, the Board includes Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive Directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.